650 De Maisonneuve Blvd, W., 7th Floor Montreal QC, H3A 3T2 www.computershare.com May 21, 2026 To: All Canadian Securities Regulatory Authorities Subject: CAE Inc. Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer: Meeting Type : Annual General Meeting Record Date for Notice of Meeting : June 15, 2026 Record Date for Voting (if applicable) : June 15, 2026 Beneficial Ownership Determination Date : June 15, 2026 Meeting Date : August 12, 2026 Meeting Location (if available) : Hybrid Meeting Issuer sending proxy related materials directly to NOBO: No Issuer paying for delivery to OBO: No Notice and Access (NAA) Requirements: NAA for Beneficial Holders Yes Beneficial Holders Stratification Criteria: Not Applicable NAA for Registered Holders Yes Registered Holders Stratification Criteria: Not Applicable Voting Security Details: Description CUSIP Number ISIN COMMON SHARES 124765108 CA1247651088 Sincerely, Computershare Agent for CAE Inc.